SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            ZIOPHARM, Oncology, Inc.
                            ------------------------
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                   98973P 10 1
                                 (CUSIP Number)



                                 JONATHAN LEWIS
                                 --------------
                             CHIEF EXECUTIVE OFFICER
                     1180 Avenue of the Americas, Suite 1920
                            New York, New York 10036


(Name,  Address and Telephone Number of Person Authorized to Receive Notices and
 Communications)

                               September 20, 2005
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

                            CUSIP Number 98973P 10 1
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(1)  Name of Reporting Persons: Robert Herskowitz
     S.S. or I.R.S.  Identification Nos. of above persons:
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(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b)
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(3)  SEC Use Only
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(4) Source of Funds (See Instructions) PF
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(5)  Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d)
     or 2(e)
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(6)  Citizenship or Place of Organization:  United States

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Number of Shares           (7)  Sole Voting Power: 1.26%1
Beneficially Owned
By Each Reporting          (8)  Shared Voting Power: 0.15%2
Person With
                           (9) Sole Dispositive Power: 1.26%

                           (10) Shared Dispositive Power: 0.15%
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(11)   Aggregate Amount Beneficially Owned by Each Reporting Person: 100,973
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(12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see
        Instructions).
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(13) Percent of Class Represented by Amount in Row (11): 1.41%

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(14) Type of Reporting Person (See Instructions): IN

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(3)  Name of Reporting Persons:  Johanna Guttmann
     S.S. or I.R.S.  Identification Nos. of above persons:
--------------------------------------------------------------------------------
(4)  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)
    (b)
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(3)  SEC Use Only
--------------------------------------------------------------------------------
(4) Source of Funds (See Instructions) PF
--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e)

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(6)  Citizenship or Place of Organization:  United States

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Number of Shares           (7)  Sole Voting Power: 0
Beneficially Owned
By Each Reporting          (8)  Shared Voting Power: 0.15%2
Person With
                           (9) Sole Dispositive Power: 0%

                          (10) Shared Dispositive Power: 0.15%
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(11)   Aggregate Amount Beneficially Owned by Each Reporting Person: 10,750
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions).
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11): 0.15%

--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions): IN

------------------------
1 Includes 90,223 shares Mr. Herskowitz individually owns, including 83,348 shares underlying an option for Chase Financing Inc., to which Mr. Herskowitz is President. The option is currently exercisable and the aggregate exercise price for it is $1,000. Since Mr. Herskowitz is the President of Chase, he may be deemed to be the beneficial owner of all such shares of common stock owned by Chase.
2 Includes 10,750 shares Mr. Herskowitz owns with Johanna Guttmann as Tenants by the Entirety. Prior to the merger between Ziopharm Oncology, Inc. and EasyWeb, Inc., which took place on September 15, 2005, these shares represented 5.66% of EasyWeb, Inc. Although neither Mr. Herskowitz nor Ms. Guttman, individually or together now own 5% or more of Ziopharm Oncology, Inc., their 5.66% ownership was mistakenly not previously reported. Therefore, this is a late filing but reports information as of the filing date.

ITEM 1.  SECURITY AND ISSUER.

This statement relates to the common stock, no par value per share (the "Common Stock"), of ZIOPHARM, Oncology, Inc. a Delaware corporation (the "Company").

The Company's principal offices are located at business at 1180 Avenue of the Americas, Suite 1920, New York, New York 10036.

Item 2.  Identity and Background.

    (a) This statement is filed by Robert Herskowitz and Johanna Guttmann, who are both natural persons.
    (b) Robert Herskowitz's business address is P.O. Box 403303 Miami Beach, Florida 33140. Johanna Guttmann's business address is P.O. Box 755 New York, New York 10024.
    (c) Robbert Herskowitz's principal occupation is as Business Executive. Johanna Guttmann's principal occupation is as Business Executive.
    (d) During the past five years, neither filer has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
    (e) During the past five years, neither filer has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.
    (f) Both filers are citizens of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


ITEM 4. PURPOSE OF TRANSACTION


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

    (a) Robert Herskowitz controls 90,223 of the 7,157,865 of the outstanding shares of the Company. Robert Herskowitz and Johanna Guttmann control 10,750 of the 7,157,865 of the outstanding shares of the Company.
    (b) Robert Herskowitz has sole power to vote or to direct the vote and sole power to dispose or direct the disposition of 90,223 shares. Robert Herskowitz and Johanna Guttmann have shared power to vote or to direct the vote and shared power to dispose or direct the disposition of to 10,750 shares.
    (b) No transactions in the class of securities reported were effected during the past sixty days or since the most recent filing of a Schedule 13(D).
    (c) No other person is known to Robert Herskowitz to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the 90,223 shares listed above. No person, other than the filers are known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the 10,750 shares listed above.

    (d) n/a

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.



ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 26, 2005

Signature:   /s/ Robert Herskowitz
             ---------------------

Name/Title: Robert Herskowitz

Signature:  /s/ Johanna Guttmann
            --------------------

Name/Title: Johanna Guttmann